Volaris announces shareholders resolutions adopted during
general ordinary annual meeting

Mexico City, Mexico. April 29, 2025 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces the resolutions adopted by its shareholders during the general ordinary annual shareholders’ meeting held on April 28, 2025.

The Company’s shareholders authorized all of the items on the agenda presented during the meeting.

A courtesy English translation summarizing the resolutions adopted is attached as an exhibit.

The information included in this report has not been audited and does not provide any information about the company's future performance. Volaris' future performance depends on a number of factors, and it cannot be inferred that the performance of any period or its comparison with the same period of the previous year is an indicator of similar performance in the future.

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 229 and its fleet from 4 to 145 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”)

Summary of the Resolutions Adopted by the General Ordinary Annual Shareholders’ Meeting held on April 28, 2025.

General Ordinary Annual Shareholders’ Meeting.

I.	Presentation and, if applicable, approval of the reports referred to in article 28, section IV of the Mexican Securities Market Law (Ley del Mercado de Valores), including the presentation of the consolidated audited financial statements of the Company for the year ended on December 31, 2024, and resolutions regarding the performance of the Board of Directors, Committees and Chief Executive Officer of the Company.

The following were presented and approved by majority of shareholders: (i) the report of the Audit Committee in terms of section II of article 43 of the Securities Market Law; (ii) the report of the Chairman of the Corporate Governance Committee in terms of section I of article 43 of the Securities Market Law; (iii) the report of the Chief Executive Officer of the Company in terms of article 28, section IV, subsection b) and article 44, section XI of the Securities Market Law, together with the opinion of the external auditor; (iv) the opinion of the Board of Directors of the Company on the Chief Executive Officer's report; (v) the report of the Board of Directors of the Company referred to in Article 172, paragraph b) of the General Law of Business Corporations on the principal accounting and information policies and criteria followed in the preparation of the Company's financial information; (vi) the report of the Board of Directors of the Company referred to in Article 28, Section IV, paragraph e) of the Securities Market Law on the activities and operations of the Company in which such board participated during the fiscal year that ended on December 31, 2024; and (vii) the consolidated audited financial statements of the Company and its subsidiaries for the fiscal year that ended on December 31, 2024, which show a net profit of USD$ 126,374,731.63 (one hundred and twenty-six million three hundred and seventy-four thousand seven hundred and thirty-one dollars 63/100 legal tender of the United States of America).

Furthermore, each and every one of the acts performed by the Board of Directors, by the Audit Committee and by the Corporate Governance Committee, by the Chairman of the Board of Directors, by the Chief Executive Officer, by the Secretary, by the Pro-Secretary and the officers of the Company in the performance of their duties during the fiscal year ending December 31, 2024 were ratified and approved by majority of shareholders, and released from all liability derived from the performance of their duties, to which effect they are granted the most extensive severance payment that may be applicable in compliance with the law.

II.	Resolutions regarding the allocation of the results for the fiscal year ended on December 31, 2024.

It was unanimously approved that the net profit of the Company and subsidiaries obtained in the fiscal year ended December 31, 2024, which amount to USD$ 126,374,731.63 (one hundred and twenty-six million three hundred and seventy-four thousand seven hundred and thirty-one dollars 63/100 legal tender of the United States of America), be applied to the "retained earnings account" of prior years. Likewise, it was noted that the legal reserve of the Company amounts to USD$ 17,363,027.74 (seventeen million three hundred sixty-three thousand twenty-seven hundred and seventy-seven dollars 74/100 legal tender in the United States of America) as of the date of the meeting.

III.	Approval of the resignation, appointment and/or ratification, of the individuals who shall be members of the Board of Directors, the Secretary of such Board and the Chief Executive Officer of the Company.

i.	It was unanimously approved to accept the non-ratification of Mr. Alfonso González Migoya as an independent member of the Board of Directors of the Company.

ii.	It was unanimously resolved to ratify Mr. Brian H. Franke as Chairman and member of the Board of Directors of the Company.

iii.	It was unanimously resolved to ratify Mrs. Stanley L. Pace, William Dean Donovan, John Slowik, Joaquín Alberto Palomo Déneke, Ricardo Maldonado Yáñez, Guadalupe Phillips Margain, Mónica Aspe Bernal and Harry F. Krensky as members of the Board of Directors of the Company, and it is acknowledged and ratified that they also continue to qualify as independent directors in terms of the provisions of Article 26 of the Mexican Securities Market Law.

iv.	It was resolved by majority of shareholders to ratify Mr. José Luis Fernández Fernández, as member of the Board of Directors of the Company, and it is acknowledged and ratified that he also continues to qualify as independent director in terms of the provisions of Article 26 of the Mexican Securities Market Law.

v.	It was unanimously resolved to ratify Mr. Enrique Javier Beltranena Mejicano, Andrew Broderick, and Mr. Marco Andrés Baldocchi Kriete as members of the Board of Directors of the Company.

vi.	It was unanimously resolved to ratify Mr. William A. Franke as an honorary member of the Board of Directors of the Company, without being a member thereof, in the understanding that said honorary member shall not receive any consideration or emolument whatsoever.

vii.	It was unanimously resolved to ratify Mr. José Carlos Silva Sánchez-Gavito as alternate member of Mr. John Slowik, Mr. José Luis Fernández Fernández and Mr. Joaquín Alberto Palomo Déneke, indistinctly, and Mr. Eugenio Macouzet de León as alternate member of Mr. Ricardo Maldonado Yañez, and it is recognized and ratified that, in addition, they continue to qualify as independent in terms of the provisions of Article 26 of the Securities Market Law.

viii.	It was unanimously resolved to ratify Mr. Rodrigo Antonio Escobar Nottebohm as alternate member to Mr. Marco Andrés Baldocchi Kriete.

ix.	It was unanimously resolved to ratify Mr. José Alejandro de Iturbide Gutiérrez as Secretary of the Board of Directors of the Company, without being a member of the Board.

x.	It was unanimously resolved to ratify Mr. Enrique Javier Beltranena Mejicano as Chief Executive Officer of the Company.

xi.	It was unanimously resolved that the Board of Directors of the Company determines the removal, ratification or appointment of the Secretary and/or Pro-Secretary of the Board of Directors of the Company, and/or members of the Audit Committee and the Corporate Governance Committee, other than the Chairman of said Committees and/or any committee and/or working group that, from time to time, may be incorporated to assist the Board of Directors in the performance of its activities. For the purposes of the foregoing, the Meeting granted and conferred to the Board of Directors of the Company all the powers and faculties necessary according to law, in connection with the foregoing.

xii.	It was unanimously resolved that, in connection with the performance of its duties, the Company undertakes to hold harmless the members of its Board of Directors, the Secretary and the Pro-Secretary, the members and the Secretaries and Pro-Secretaries of the Audit Committee and the Corporate Governance Committee, the Chief Executive Officer of the Company, its executives and officers, in connection with any claim, lawsuit, proceeding or investigation that may be initiated in the United Mexican States (Mexico) or abroad, including any of the countries in which the Company's shares are registered or listed, other securities issued based on such shares or other fixed or variable income securities or securities representing any kind of debt issued by the Company itself, in which such persons may be parties in their capacity as members of the Board of Directors of the Company, the Secretary and the Pro-Secretary, the members and the Secretaries and Pro-Secretaries of the Audit Committee and the Corporate Governance Committee, the Chief Executive Officer of the Company, their executives or officers, respectively, including the payment of any damages that may have been caused and the amounts necessary to reach, if deemed appropriate, a settlement, as well as the totality of the fees and expenses of the attorneys and other advisors hired to protect the interests of such persons in the aforementioned cases, it being understood that the Board of Directors itself is authorized to determine in the aforementioned cases, if it deems convenient to hire the services of attorneys and other advisors other than those who are advising the Company in the corresponding case.

IV.	Appointment and/or ratification, if applicable, of the Chairman of the Audit Committee of the Company.

It was resolved by majority of shareholdes to ratify Mr. José Luis Fernández Fernández as Chairman of the Audit Committee of the Company.

V.	Appointment and/or ratification, if applicable, of the Chairman of the Corporate Governance Committee of the Company.

It was unanimously resolved to ratify Mr. Ricardo Maldonado Yáñez as Chairman of the Corporate Governance Committee of the Company.

VI.	Resolutions on the compensation to the members of the Board of Directors, of the Audit Committee, of the Corporate Governance Committee, as well as to the secretary of the Board of Directors and of the Committees of the Company.

It was unanimously resolved to approve the payment of fees to the Chairman of the Board of Directors of the Company, the independent directors, the other members and the Secretary of the Board of Directors of the Company, the members of the Audit Committee, the members of the Corporate Governance Committee and the Secretary of the Committees, for each meeting of the Board of Directors of the Company and/or the Audit Committee and/or the Corporate Governance Committee attended, as follows:

i.	Chairman of the Board of Directors: Fixed annual payment of USD$150,000.00 and USD$2,500.00 for each meeting attended in person or remotely.

ii.	Other Non-Independent Members of the Board of Directors (other than the Chairman of the Board of Directors): Fixed annual payment of USD$60,000.00 and USD$2,500.00 for each meeting they attend in person, and of USD$500.00 in the event they attend via telephone or other remote means.

iii.	Other Independent Members of the Board of Directors: Fixed annual payment of USD$60,000.00 and USD$2,500.00 for each meeting attended in person, and USD$500.00 in the event they attend by telephone or other remote means, as well as any rights granted to them in accordance with the share plan of which they form part.

iv.	Secretary of the Board of Directors: Fixed annual payment of USD$25,000.00 and USD$2,500.00 for each meeting attended in person, and USD$500.00 in the event of attendance by telephone or other remote means.

v.	Chairman of the Audit Committee: Fixed annual payment of USD$30,000.00 and USD$4,000.00 for each meeting attended in person, and USD$500.00 in the event of attendance by telephone or other remote means.

vi.	Other Members of the Audit Committee: Payment of USD$4,000.00 for each meeting attended in person, and USD$500.00 in the event of attendance by telephone or other remote means.

vii.	Secretary of the Audit Committee: Payment of USD$1,000.00 for each meeting attended in person, and USD$500.00 in the event of attendance by telephone or other remote means.

viii.	Chairman of the Corporate Governance Committee: Fixed annual payment of USD$15,000.00 and USD$2,500.00 for each meeting attended in person, and USD$500.00 in the event of attendance by telephone or other remote means.

ix.	Other Members of the Corporate Governance Committee: Payment of USD$2,500.00 for each meeting attended in person, and USD$500.00 in the event of attendance by telephone or other remote means.

x.	Secretary of the Corporate Governance Committee: Payment of USD$1,000.00 for each meeting attended in person, and USD$500.00 in the case of attendance by telephone or other remote means.

It was unanimously approved that the payment of such annual remuneration, at the director's choice and the Chairmen of the Committees, may be in cash or in kind (shares of the Company).

VII.	Presentation and, if applicable, approval of the report on compliance with the Company's tax obligations, in compliance of the applicable legal provisions.

It was presented and unanimously approved the report on the Company's compliance with its tax obligations for fiscal year 2023, issued by Saúl Andrés Aguayo Juárez, partner of the firm KPMG Cárdenas Dosal, S.C., external auditors of the Company, in accordance with the provisions of the Income Tax Law, its regulations and the Federal Tax Code.

VIII.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

The delegates of the meeting were unanimously appointed to appear, indistinctly, before the notary public of their choice to formalize all or part of the meeting minutes; to arrange, if applicable, the registration, by themselves or through the person they designate, of the corresponding instrument in the Public Registry of Commerce of Mexico City; and to request the certification of the Company's bylaws; and to carry out all acts necessary to comply with the resolutions adopted by the meeting; being expressly authorized to issue such certifications of all or part of the minutes as may be necessary.

Likewise, the delegates of the meeting were authorized, indistinctly, to subscribe and file all kinds of certificates and documents, and to take all kinds of actions before the National Banking and Securities Commission, the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., and any national or foreign authority, as well as any other public or private company or institution, in connection with the resolutions approved by the meeting.

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